Vaccinex, Inc.

1895 Mount Hope Avenue

Rochester, New York 14620

April 12, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vaccinex, Inc.

Registration Statement on Form S-3

Filed April 2, 2024

File No. 333-278467

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vaccinex, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m., Eastern Time, on April 16, 2024, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Nick Hoover of Hogan Lovells US LLP at (410) 659-2790, and once the Registration Statement has been declared effective, please notify Mr. Hoover by calling him at the same phone number.

Very truly yours,

Vaccinex, Inc.

/s/ Jill Sanchez
By:	Jill Sanchez
Title:	Chief Financial Officer